QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2012 AND 2011

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	October 31	July 31
	2012	2012
	(Unaudited)
ASSETS

Cash and cash equivalents (note 3(a))	$328,787	$2,450,451
Amounts receivable and other assets (note 4)	585,137	292,837
Total current assets	913,924	2,743,288

Mineral property interests (note 5)	1,702,578	1
Restricted cash (note 3(b))	151,000	78,000
Total non-current assets	1,853,578	78,001

Total assets	$2,767,502	$2,821,289

LIABILITIES

Amounts payable and other liabilities (note 8)	$999,416	$607,389
Flow-through share premium (note 9)	2,836	411,009
Due to related parties (note 10)	1,608,547	813,855
Convertible debenture and accrued interest (note 7)	654,416	–
Tax payable related to flow-through financing (note 9)	18,648	–
Total current liabilities	3,283,863	1,832,253

SHAREHOLDERS' EQUITY

Share capital (note 6)	$25,521,958	$24,514,381
Reserves (note 6)	465,780	381,139
Accumulated deficit	(26,504,099)	(23,906,484)
Total shareholders' equity	(516,361)	989,036

Total liabilities and shareholders' equity	$2,767,502	$2,821,289

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	For the period ended October 31
	2012	2011

Expenses:
Exploration and evaluation	$2,537,775	$–
Assays and analysis	243,204	–
Geological	1,236,379	–
Graphics	13,641	–
Property payments	33,360	–
Site activities	406,349	–
Socio-economic	11,735	–
Helicopter support	526,102	–
Travel and accommodation	67,005	–

General and administration	355,483	100,450
Legal, accounting and audit	22,508	51,188
Office and administration	27,976	42,543
Regulatory, trust and filing	8,939	4,548
Salaries and benefits	274,438	–
Shareholder communications	12,511	2,171
Travel and conferences	9,111	–

Equity-settled share-based payments (note 6(b))	84,641	–
Loss before the following	(2,977,899)	(100,450)
Flow-through share premium (note 9)	408,173	–
Interest income	3,894	215
Interest expense	(13,107)	–
Foreign exchange	(28)	(35)
Tax related to flow-through financing (note 9)	(18,648)	–
Loss before income tax	(2,597,615)	(100,270)
Income tax (note 13)	–	–
Total loss and comprehensive loss for the period	$(2,597,615)	$(100,270)

Basic and diluted loss per common share	$(0.11)	$(0.01)

Weighted average number of common shares outstanding	24,424,576	13,399,422

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statement of Changes in Equity
(Unaudited – Expressed in Canadian Dollars)

		Reserves
		Equity-settled
		share-based	Accumulated
	Share Capital	payments	deficit	Total Deficit
Balance at August 1, 2011	$20,375,746	$–	$(20,318,679)	$57,068
Loss for the period	–	–	(100,270)	(100,270)
Balance at October 31, 2011	$20,375,746	$–	$(20,418,949)	$(43,202)

Balance at August 1, 2012	$24,514,381	$381,139	$(23,906,484)	$989,036
Loss for the period	–	–	(2,597,615)	(2,597,615)
Equity-settled share-based payments (note 6 (b))	–	84,641	–	84,641
Shares issued for property option payment (note 5)	1,007,577	–	–	1,007,577
Balance at October 31, 2012 (note 6)	$25,521,958	$465,780	$(26,504,099)	$(516,361)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	For the period ended October 31
	2012	2011

Cash flows from operating activities:
Loss for the period	$(2,597,615)	$(100,270)
Adjusted for:
Foreign exchange	28	35
Interest expense	13,107	–
Equity-settled share-based payments (note 6(b))	84,641	–
Flow-through share premium (note 9)	(408,173)	–
Property payments paid through issuance of shares (note 5)	5,000	–
Restricted cash (note 3(b))	(73,000)	–
Changes in non-cash working capital items:
Amounts receivable and other assets	(292,300)	(2,710)
Amounts payable and other liabilities	392,027	72,441
Due to related parties	794,692	–
Tax related to flow-through financing (note 9)	18,648	–
Net cash used in operating activities	(2,062,945)	(30,504)

Cash flows from investing activities:
Acquisition of a mineral property (note 5)	(50,000)	–
Net cash used in investment activities	(50,000)	–

Cash flows from financing activities:
Interest paid on convertible debenture (note 7)	(8,691)	–
Net cash used in financing activities	(8,691)	–

Decrease in cash and cash equivalents	(2,121,636)	(30,504)
Effect of exchange rate fluctuations on cash held	(28)	(35)
	(2,121,664)	(30,539)
Cash and cash equivalents, beginning of period	2,450,451	78,652
Cash and cash equivalents, end of period (note 3(a))	$328,787	$48,113

Supplemental cash flow information
Non cash financing and investing activities:
Property payments paid through issuance of shares (note 5)	$5,000	$–
Property acquisition costs paid through issuance of shares (note 5)	1,002,577	–
Property acquisition costs paid through issuance of a convertible debenture (note 5)	650,000
	$1,657,577	$–

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed interim consolidated financial statements (the "Financial Statements") of the Company as at and for the period ended October 31, 2012 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

The Group is in the process of acquiring and exploring mineral property interests. The Group's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interest.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. At October 31, 2012, the Group had cash and cash equivalents of $328,787, and a working capital deficit of $2,369,939.

After the reporting period, on November 1, 2012, the Company entered into an agreement with a publicly-listed company, Amarc Resources Ltd. ("Amarc"), whereby Amarc would acquire a 40% beneficial joint venture interest in the Galaxie (note 5(b)) and ZNT (note 5(d)) properties for consideration of $2.0 million (note 15(a)). The 40% interest will be earned by Amarc paying to Quartz Mountain $1.0 million in cash and also funding $1.0 million of exploration expenses prior to December 31, 2012.

Additionally, after the reporting period, on December 28, 2012, the Company completed a non-brokered private placement of 2,214,323 common shares for gross cash proceeds of $641,201 (note 15(c)).

Of the total liabilities of $3.3 million at October 31, 2012, $1.6 million is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 10(b)). The Group has received a confirmation from HDSI that, while continuing to provide services to the Group, HDSI will not demand repayment of amounts outstanding prior to November 30, 2013.

Management believes that its current assets at October 31, 2012 plus the funds received from Amarc and the private placement after the reporting period are sufficient to meet all known obligations falling due in the next 12 months and to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund additional exploration or development programs. The Group has a reasonable expectation that additional funds will be available to meet ongoing exploration and development costs. However, there can be no assurance that the Group will continue to obtain additional financial resources or that it will be able to achieve profitability or positive cash flows. If the Group is unable to obtain adequate additional financing, the Group will be required to re-evaluate its planned expenditures, including curtailing exploration activities, and will need to rely on short term borrowings to finance its expenditure requirement until additional funds can be raised through financing activities. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Group be unable to continue as a going concern.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements. Unless stated otherwise, the accounting policies and methods of computation applied by the Group in these Financial Statements are the same as those applied by the Group in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These condensed interim consolidated financial statements should be read in conjunction with the financial statements of the Company as at and for the year ended July 31, 2012. Results for the period ended October 31, 2012 are not necessarily indicative of future results.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

Issuance of these Financial Statements was authorized by a committee of the Board of Directors on December 17, 2012.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

There were no material changes in accounting estimates since July 31, 2012.

(d)	Compound financial instruments

Compound financial instruments issued by the Group comprise a convertible debenture that can be converted into a fixed number of the Company's common shares at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, if any, is recognized initially as the difference between the estimated fair value of the compound financial instrument as a whole and the estimated fair value of the liability component. Material directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(e)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2012, the Group adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior periods but may affect the accounting for future transactions or arrangements.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after January 1, 2013

IFRS 1, Provisions of IFRIC 20 for First-Time Adopters of IFRS; Accounting for Government loans

IFRS 7, Financial Instruments – Disclosures

IFRS 10, Consolidated Financial Statements

IFRS 11, Joint Arrangements

IFRS 12, Disclosure of Interests in Other Entities

IFRS 13, Fair Value Measurement

IAS 1, Presentation of Financial Statements (amendments)

IAS 16, Property, Plant and Equipment

IAS 19, Employee Benefits

IAS 27, Separate Financial Statements

IAS 28, Investments in Associates and Joint Ventures

IAS 32, Financial Instruments – Presentation

IAS 34, Interim Financial Reporting

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

(ii)	Effective for annual periods beginning on or after January 1, 2014

IFRS 10, Consolidated Financial Statements (amendments)

IFRS 12, Disclosure of Interests in Other Entities (amendments)

IAS 27, Separate Financial Statements (amendments)

IAS 32, Financial Instruments – Presentation

(iii)	Effective for annual periods beginning on or after January 1, 2015

IFRS 7, Financial Instruments – Disclosure

IFRS 9, Financial Instruments – Recognition and measurement

The Group has not early-adopted these revised standards and is currently assessing the impact that these standards will have on the Group's financial statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

(a)	Cash and cash equivalents

	October 31, 2012	July 31, 2012
Business and savings accounts	$328,787	$2,450,451

(b)	Restricted cash

Restricted cash in the amount of $151,000 (July 31, 2012 - $78,000) represents guaranteed investment certificates held in support of exploration permits.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	October 31, 2012	July 31, 2012
Harmonized sales tax receivable	$581,342	$278,625
Prepaid expenses – Other	3,795	14,212
Total	$585,137	$292,837

5.	MINERAL PROPERTY INTERESTS

	October 31, 2012	July 31, 2012
Galaxie Project (note 5(b))	$1,702,577	$–
Quartz Mountain royalty(note 5(e))	1	1
Mineral property interests	$1,702,578	$1

(a)	Buck Gold-Silver Project

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck gold-silver property (the "Buck Project") located in central British Columbia.

In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to acquire the Option from a private party (the "Vendor"). The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones, as follows:

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

		Number of
	Cash	common shares
Payable upon	payment	issuable	Status
December 30, 2011	$100,000	1,200,000	Completed
Completion of a compliant resource estimate on the Buck Project	nil	1,200,000
Completion of a preliminary assessment or a pre- feasibility study on the Buck Project	nil	2,400,000
Completion of a feasibility study on the Buck Project	nil	2,400,000

The Company is also required to make certain scheduled payments to the underlying owners of the Buck Project (the "Underlying Owners") as follows:

		Number of
	Cash	common shares
Payable on or before	payment	issuable	Status
December 30, 2011	$20,000	100,000	Completed
June 28, 2012	$25,000	150,000	Completed
June 28, 2013	$30,000	200,000
June 28, 2014	$30,000	200,000

The common shares issued on December 30, 2011 were valued at the estimated fair value on that date ($0.50 per common share) and were expensed. The common shares issued on June 28, 2012 were valued at the estimated fair value on that date ($0.36 per common share) and were expensed.

Under the terms of the Option, the Underlying Owners retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% once aggregate royalty payments exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Underlying Owners.

(b)	Galaxie Project

The Galaxie Project covers an area of 1,540 square kilometres, comprised of three mineral claims totalling approximately 1,294 hectares (the "Gnat Pass Property") and the surrounding Galaxie Project which consists of 382 mineral claims totalling 151,796 hectares. The property straddles the Stewart- Cassiar Highway, and is located 24 kilometres south of the community of Dease Lake, British Columbia.

In July 2012, the Company entered into an earn-in agreement (the "Galaxie Earn-in Agreement") with Finsbury Exploration Ltd. (“Finsbury”), a non-arm's length party (note 10(b)) whereby it obtained an option to earn up to a 50% interest in the Galaxie Project by spending up to $1,500,000 in exploration expenditures.

On August 20, 2012, pursuant to an agreement ("Galaxie Sale Agreement") with Finsbury, the Company completed the acquisition of a 100% interest in the Galaxie Project, and terminated the Galaxie Earn-in Agreement. Pursuant to the Galaxie Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the “Bearclaw Agreement”) between Finsbury and Bearclaw Capital Corp. (“Bearclaw”) relating to the Gnat Pass Property. Bearclaw retains a 1% net smelter returns royalty on the Gnat Pass Property, capped at aggregate payments of $7,500,000 (the "Gnat Pass Royalty Agreement").

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement assumed by Quartz Mountain, consisted of a $50,000 cash payment and the issuance of 1,000,000 common shares to Bearclaw, and the issuance to Bearclaw of a $650,000 convertible debenture on closing of the Galaxie Sale Agreement, as more fully described below:

	Payable to	Payable to
	Finsbury	Bearclaw	Total
Estimated fair value of the Company's shares issued 2,038,111 common shares to Finsbury, and 1,000,000 common shares to Bearclaw	$672,577	$330,000	$1,002,577
Cash payment	–	50,000	50,000
Convertible debenture (note 7)	–	650,000	650,000
Recognized as a mineral property interest	$672,577	$1,030,000	$1,702,577

The common shares issued to Finsbury and Bearclaw were valued at the fair market value at the date of issuance ($0.33 per common share).

After the reporting period, the Company entered into a binding letter agreement with Amarc Resources Ltd. pursuant to which Amarc has an option to earn up to a 50% interest in the Galaxie property (note 15(a)).

Hotai Claims

The Hotailuh Slope mineral claims (the "Hotai Claims") comprise nine mineral claims totalling 3,846 hectares located in central British Columbia adjacent to, and forming part of, the Galaxie Project.

In July 2012, the Company entered into an option agreement (the "Option") with certain arm's length private parties (the "Optionors") to acquire a 100% interest in the Hotai Claims, subject to a 2% net smelter returns royalty, capped at aggregate payments of $5,000,000. The Company has the right to acquire half of the royalty (1%) by making a cash payment of $1,000,000 to the Hotai Vendors.

Pursuant to the Option, in order to earn its interest in the Hotai Claims, the Company is required to spend $1,000,000 on the property in stages by August 23, 2015 and to make certain scheduled payments to the Optionors as follows:

	Cash	Value of common
	payments	shares required to
Payable on or before	required	be issued	Status
August 1, 2012	$5,000	$5,000	Cash paid and shares issued
August 23, 2013	$10,000	$10,000
August 23, 2014	$20,000	$20,000
August 23, 2015	$20,000	$20,000

The number of common shares required to be issued are to be calculated using the volume weighted-average market share price for the ten days prior to issuance. On August 1, 2012, 14,286 common shares were issued to the Optionors.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Karma Project

The Karma property consists of 109 mineral claims, owned 100% by Quartz Mountain. The property is located 41 kilometres south of Houston, BC and directly south of and contiguous to the Company's Buck Project.

(d)	ZNT Project

In June 2012, the Company staked 19 mineral claims, located approximately 15 kilometres southeast of the town of Smithers, BC, in central British Columbia. The Company paid claim staking costs relating to the initial 19 mineral claims totaling $3,313.

During the current period, the Company staked an additional 2 mineral claims for a total of 21 mineral claims. The claim staking costs totalled approximately $3,309 for these two additional claims. These 21 claims, together with an additional 63 claims that were staked in November 2012 (note 15(b)), comprise the Company's ZNT Project. After the reporting period, the Group entered into a binding letter agreement with Amarc Resources Ltd. pursuant to which Amarc has an option to earn up to a 50% interest in the ZNT property (note 15(a)).

(e)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Golden Predator Corporation and Orsa Ventures Corp., each of which holds a 50% beneficial joint venture interest in the property.

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property.

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, and is now named Golden Predator Corporation.

In April 2012, Orsa Ventures Corp. (TSX-V: ORN) exercised its option to acquire all of Seabridge's remaining undivided 50% beneficial joint venture interest in the Angel's Camp property.

The royalty has been recorded at a nominal amount of $1.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	CAPITAL AND RESERVES

(a)	Authorized and issued share capital

At October 31, 2012, the authorized share capital of the Company comprised an unlimited number of common and preferred shares without par value.

The Company has no preferred shares issued and outstanding. All issued shares are fully paid.

Issued share capital	Number of
	common shares	Amount
Balance at August 1, 2011	13,399,422	$20,375,746
Common shares issued for cash, December 2011	1,140,200	570,100
Flow through common shares issued for cash, December 2011	6,043,171	3,625,902
Recorded as flow through share premium liability	–	(604,317)
Share issuance costs, December 2011	–	(157,050)
Shares issued for property option payment	1,450,000	704,000
Balance, July 31, 2012	22,032,793	24,514,381
Shares issued for property option payment (note 5)	3,052,397	1,007,577
Balance at October 31, 2012	25,085,190	$25,521,958

(b)	Equity-settled share-based payments

The following summarizes the changes in the Company's share purchase options as of October 31, 2012:

Continuity of share options	Number of options	Weighted average
	outstanding	exercise price
Share purchase options outstanding at July 31, 2012	1,767,600	$0.45
Forfeited during the period	(13,000)	$0.45
Share purchase options outstanding at October 31, 2012	1,754,600	$0.45
Share purchase options exercisable at October 31, 2012	589,200	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at October 31, 2012 was 3.2 years.

The Company recognized share-based payment expense of $84,641 in the period ended October 31, 2012 (2011 – nil).

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.	CONVERTIBLE DEBENTURE

	October 31, 2012	July 31, 2012
Convertible debenture	$650,000	$–
Interest accrued	4,416	–
Total	$654,416	$–

Pursuant to the Galaxie Purchase Agreement, the Company issued a convertible debenture to Bearclaw as part of its purchase price (note 5(b)).

The convertible debenture bears interest at a rate of 8% per annum (payable quarterly in arrears) and is convertible into the Company's common shares at an exercise price of $0.40 per share on or before maturity of the debenture on October 31, 2013. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.40 per share and the market price at the time of conversion. The interest rate implicit in the convertible debenture approximates the Group's borrowing rate. Accordingly, the net present value of the future cash flows associated with the convertible debenture approximates its carrying amount.

8.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	October 31, 2012	July 31, 2012
Amounts payable	$641,418	$544,156
Accrued liabilities	357,998	63,233
Total	$999,416	$607,389

9.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	October 31, 2012	July 31, 2012
Balance at beginning of period	$411,009	$–
Recognized as liability upon issuance of flow-through shares	–	604,317
Derecognized upon eligible expenditures incurred	(408,173)	(193,308)
Total	$2,836	$411,009

On December 31, 2011, the Company raised $3,625,902 in flow-through funds. In accordance with the Income Tax Act (Canada), the Company is obligated to spend these funds on eligible Canadian Exploration Expenses ("CEE") and to renounce the associated CEE to the investors. The renunciation of CEE to the investors was completed during the fiscal year 2012.

At October 31, 2012, the balance of the flow-through share premium represents the prorated portion of the premium attributable to the flow-through funds that remained unspent on CEE at the end of the reporting period.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company is subject to a tax, calculated monthly, on the portion of the flow-through proceeds remaining unspent after February 2012. At October 31, 2012, approximately $17,000 remained to be incurred on eligible CEE prior to December 31, 2012.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the period ended October 31, 2012 and 2011, the Group compensated key management personnel as follows:

	For the three months ended October 31
	2012	2011
Short-term employee benefits, including salaries and directors fees	$102,326	$–
Equity-settled share-based payments	33,514	–
Total	$135,840	$–

(b)	Entities with Significant Influence over the Company

The Company's management believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities, who are close business associates, are also key management personnel of the Company. Pursuant to management agreements between the Company and these entities which have significant influence over the Company, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from such entities.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors and officers in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Group pursuant to an agreement dated July 2, 2010, and is based on annually set rates.

Finsbury Exploration Ltd.

Finsbury Exploration Ltd. ("Finsbury") is a private company which has certain directors in common with the Company. The balances with Finsbury presented herein relate to the Galaxie Earn-in Agreement (note 5(b)).

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Transactions and outstanding balances

Transactions with these related parties were as follows:

	For the three months ended October 31
	2012	2011
HDSI: Services received based on management services agreement	$990,611	$–
HDSI: Reimbursement of third party expenses paid	66,908	–

Outstanding balances were as follows:

	October 31, 2012	July 31, 2012
Balance payable to HDSI	$1,581,117	$786,425
Balance payable to Finsbury	27,430	27,430
Total	$1,608,547	$813,855

HDSI has agreed not to demand repayment of these unsecured amounts prior to the end of the next 12 month period.

11.	EMPLOYEES BENEFIT EXPENSES

Employees' salaries and benefits included in various expenses are as follows:

	For the three months ended October 31
	2012	2011
Exploration and evaluation expenses	$792,358	$–
General and administration expenses	363,225	39,992
Total	$1,155,583	$39,992

General and administration expenses include equity-settled share-based payments expense.

12.	OPERATING SEGMENTS

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

13.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at October 31, 2012, the Company had unused non-capital loss carry forwards of approximately $3,348,000 (2012 – $2,901,000) in Canada and $21,000 (2012 - $37,000) in the United States.

In addition, the Company had approximately $6,286,000 (2012 - $4,550,000) of resource tax pools available, which may be used to shelter certain resource income.

14.	FINANCIAL RISK

(a)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group's holdings of cash and cash equivalents.

Management believes that its current assets at October 31, 2012, supplemented by the funds received pursuant to a letter agreement entered into after the reporting period (note 15(a)) and the private placement (note 15(c)), are sufficient to meet all known obligations falling due in next 12 months and to maintain its mineral rights in good standing for the next 12 month period. Depending on the availability of debt and/or equity financing, the Group has an ability to extend the maturity of amounts payable to certain vendors related to the Group (note 10(b)) on account of services for up to a one-year period, while continuing to receive services from such vendors as required.

The following obligations existed at October 31, 2012:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 8)	$999,416	$999,416	$–	$–
Due to related parties (note 10)	1,608,547	27,430	1,581,117	–
Convertible debenture (note 7)	654,416	654,416	–	–
Tax related to flow-through financing (note 9)	18,648	18,648	–	–
Total	$3,281,027	$1,699,910	$1,581,117	$–

15.	EVENTS AFTER THE REPORTING PERIOD

(a)	Letter Agreement in respect of Galaxie and ZNT Properties

On November 1, 2012, the Company entered into a binding letter agreement with a publicly-listed company, Amarc Resources Ltd. ("Amarc") pursuant to which Amarc can earn up to a 50% interest in the Galaxie and ZNT Projects owned by the Company. The Company and Amarc have certain directors in common and both are subject to significant influence by HDSI (note 10(b)). On December 11, 2012, the Company received regulatory approval for the transactions contemplated by the Letter Agreement and the Letter Agreement became unconditional and effective. The parties intend to enter into a definitive agreement to provide in greater detail for the transactions under the Letter Agreement.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended October 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Under the Letter Agreement, upon Amarc earning its initial interest in the Galaxie and ZNT Projects, the Company will contribute to an unincorporated joint venture with Amarc its interest in the properties, including its obligations under the related acquisition agreements, the Galaxie Royalty Agreement, and the convertible debenture held by Bearclaw. The Company and Amarc have agreed that the Company will initially be the manager of the joint venture.

An initial 40% interest can be earned by Amarc by paying to Quartz Mountain $1,000,000 in cash and also funding $1,000,000 of exploration expenses, as defined in the agreements, to be incurred by Quartz Mountain on the Galaxie Project, prior to December 31, 2012. In November, Amarc advanced $1,950,000 to the Company which, from December 11, 2012, formed part of Amarc’s earn-in expenditure requirements under the Letter Agreement. Upon earning an initial 40% interest, Amarc will have an option to earn an additional 10% (for a total of 50%) interest in these properties by funding $1,000,000 of exploration expenses to be incurred by Quartz Mountain on the Galaxie and ZNT Projects, prior to September 30, 2013. If Amarc chooses not to, or is unable to, exercise this option, its interest will remain at 40%, subject to customary dilution provisions.

(b)	ZNT Project

After the reporting period, the Company staked an additional 63 mineral claims for a total of 84 minerals claims, located approximately 15 kilometres southeast of the town of Smithers, BC, in central British Columbia. The claim staking costs totalled approximately $50,240 for these additional claims. These claims will be included in the properties subject to the letter agreement referred to in note 15(a).

(c)	Private placement

In December 2012, the Company completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares, of which 1,752,409 were flow-through common shares issued at a price of $0.30 per share and 461,914 were non-flow-through common shares issued at a price of $0.25 per share, for aggregate gross cash proceeds of $641,201. The Company incurred issuance costs of approximately $21,000, for net cash proceeds of $620,201.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds of the flow-through portion ($525,723) of the financing on CEE by December 31, 2013.